Exhibit 99.1

FERROGLOBE PLC
VOTING RESULTS OF ANNUAL GENERAL MEETING
HELD ON JUNE 28, 2017

Ferroglobe PLC announces the results of its Annual General Meeting held on Wednesday June 28, 2017. [All resolutions were voted on by way of a poll and were passed].

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2016.	143,249,484	99.99	7,902	0.01	83.32	110,470
2.	To receive and approve the directors’ remuneration report (excluding that part containing the directors’ remuneration policy) for the year ended 31 December 2016.	143,312,228	99.97	42,290	0.03	83.37	13,338
3.	To re-elect Javier López Madrid as a director.	142,980,758	99.74	372,308	0.26	83.37	14,790
4.	To re-elect Donald J. Barger, Jr. as a director.	138,324,693	96.49	5,028,975	3.51	83.37	14,188
5.	To re-elect Bruce L. Crockett as a director.	135,830,843	94.75	7,522,825	5.25	83.37	14,188

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
6.	To re-elect Stuart E. Eizenstat as a director.	139,814,507	97.53	3,539,161	2.47	83.37	14,188
7.	To re-elect Greger Hamilton as a director.	134,909,945	94.11	8,443,723	5.89	83.37	14,188
8.	To re-elect Javier Monzón as a director.	135,830,707	94.75	7,522,961	5.25	83.37	14,188
9.	To re-elect Juan Villar-Mir de Fuentes as a director.	142,052,650	99.09	1,301,018	0.91	83.37	14,188
10.	To re-elect Manuel Garrido y Ruano, appointed as a director since the last Annual General Meeting, as a director.	142,988,046	99.75	365,022	0.25	83.37	14,788
11.	To appoint Deloitte LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	142,812,683	99.63	531,200	0.37	83.37	23,973
12.	To authorise the Audit Committee of the Board to determine the auditor’s remuneration.	142,821,722	99.63	530,283	0.37	83.37	15,851
13.
To generally authorise the Company, pursuant to section 693A of the Companies Act, to make one or more off-market purchases (within the meaning of section 693(2) of the Companies Act) of any class of the Company’s ordinary shares of $0.01 each (“Ordinary Shares”, each an “Ordinary Share”), excluding, for the avoidance of doubt, the class A ordinary shares in the Company, for the purposes of and pursuant to the Incentive Plan (as described in the notice of Annual General Meeting dated 3 June 2016) approved by the Annual General Meeting of the Shareholders on 29 June 2016, and on such terms and in such manner as the directors may from time to time determine, provided that: (a) the minimum price which may be paid for each Ordinary Share (exclusive of expenses) shall be the nominal value of that Ordinary Share; (b) the maximum aggregate number of Ordinary Shares authorised to be purchased is 5,000,000; (c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share shall be the higher of: (i) an amount equal to 105% of the average of the closing middle market quotations for an Ordinary Share, as derived from the NASDAQ Global Select Market, for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue where the purchase is carried out. Such authority to expire at close of business on the fifth anniversary of the passing of this resolution, but during this period the Company may enter into a contract to purchase Ordinary Shares, which would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase Ordinary Shares pursuant to such contract as if the authority had not ended.
		123,372,310	86.10	19,911,210	13.90	83.33	84,336
14.
To authorise the Company and each company which is or becomes a subsidiary of the Company at any time during the period for which this resolution has effect, in accordance with sections 366 and 367 of the Companies Act, (a) to make political donations to political parties and/or independent election candidates; (b) to make political donations to political organisations other than political parties; and (c) to incur political expenditure, provided that (i) the aggregate amount of political donations made or political expenditure incurred by the Company and its subsidiaries in such period shall not exceed £100,000 for the purposes of this resolution; (ii) ‘political donations’, ‘political organisations’, ‘political parties’, ‘independent election candidates’ and ‘political expenditure’ have the meanings given in sections 363 to 365 of the Companies Act; and (iii) this authority shall expire on the date immediately preceding the fourth anniversary of the passing of this resolution.
		123,158,812	85.92	20,185,394	14.08	83.37	23,650
15.	To amend as set out in the schedule to the Annual General Meeting notice dated 2 June 2016 the definition of“Director Nominees” in the Company’s articles of association and articles 24, 25.4, 25.7, and 25.8, in order to increase the maximum number of directors of the Company so that the Chief Executive Officer of the Company may be appointed as a director.	143,246,750	99.93	106,290	0.07	83.37	14,816